FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For January 21, 2003

                        Commission File Number: 000-29644

                                ARM HOLDINGS PLC

                 (Translation of registrant's name into English)

                                110 Fulbourn Road
                                Cambridge CB1 4NJ
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                 _____             _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes            No     X
                              _____         _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                ARM HOLDINGS PLC


                                INDEX TO EXHIBITS


Item
1.            Press release dated January 6, 2003
2.            Press release dated January 14, 2003
3.            Press release dated January 20, 2003
4.            Press release dated January 21, 2003

                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 21, 2003
                                                 ARM HOLDINGS PLC


                                                 By:  /s/Tim Score
                                                 Name: Tim Score
                                                 Title: Chief Financial Officer

                                                                          Item 1

                   DSP GROUP INC LICENSES ARM CORE FOR USE IN
                      WIRELESS RESIDENTIAL MARKET PRODUCTS

SANTA CLARA, CALIF.AND CAMBRIDGE, UK - Jan. 6, 2003 - DSP Group Inc., (Nasdaq:
DSPG), and ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that DSP Group has licensed the ARM7TDMI(R) microprocessor core for use in its short range wireless residential line of products.

 "In applying the ARM(R) technology to residential wireless market products, like cordless telephony and other short range products, DSP Group has opted to use the industry-leading ARM7TDMI cores and TeakLite DSP cores which bring together excellent power efficiency and operating performance to advanced telephony equipment," said Shlomo Rosenberg, Israeli country manager, ARM. "The ARM7TDMI core is the most widely licensed of all the ARM cores and provides system designers with the flexibility necessary to build embedded devices requiring small size, low power and high performance capabilities."

The ARM7(TM) core family and TeakLite DSP cores combination is fully supported by a combined development environment based around the ARM RealView(TM) development solution and DSP Group's TeakLite development board and support software.

"Having an integrated system on a chip solution using the low power and high performance characteristics of the ARM7TDMI core and DSP Group's TeakLite DSP core make it a compelling product for our short range residential wireless products, including cordless telephony, PBX systems, Bluetooth products, IP phones, hands free car kits for the automotive, multimedia handheld devices and others," said Ofer Shneyour, CTO of DSP Group. "ARM has established itself as the leading designer for 32-bit RISC cores over a number of years and our customers will appreciate the benefits of its performance in our ARM Powered(R) end-products."

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

o RealView compilation tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package
o RealView debug solution made up of the RealView Debugger(TM)product, RealViewICE(TM)emulator and RealView Trace(TM)module
o    Boards and platforms including the industry-proven Integrator(TM)family

About DSPG

DSP Group, Inc. is a semiconductor fabless company that is a leader in the wireless residential market. By combining its DSP cores technology with advanced RF, communication technology and speech-processing algorithms, DSP Group is a worldwide leader in developing and providing Total Telephony Solutions(TM). These applications include digital 900MHz, 2.4GHz, DECT and Bluetooth for residential and automotive applications. DSP Group's advanced RF CMOS and communications technology provides the company with a clear path to a Phone-on-a-Chip(TM) solution. DSP Group also develops and markets embedded, integrated silicon/software solution for Voice-over-Digital-Subscriber Line (VoDSL), Voice-over-Internet-Protocol (VoIP) applications, and other Voice over Packet applications for Integrated Access Device (IAD) and IP Phone. More information on DSP Group is available at www.dspg.com

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/


                                    - ENDS -


ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. ARM7, Integrator, RealView, RealView Debugger, RealViewICE and RealView Trace are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China

EDITORIAL CONTACTS:

Yaniv Arieli, DSP Group                     Michelle Spencer, ARM
1-408-986-4423                              +44 1628 427780
yarieli@dspg.com                            michelle.spencer@arm.com

                                                                          Item 2

           UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 14 JANUARY 2003

           ARM ANNOUNCES NEW APPROVED TRAINING CENTERS IN ASIA PACIFIC

CAMBRIDGE, UK - Jan. 14, 2003 - ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced the strengthening of its ARM(R) Approved Training Center (ATC) Program with the addition of three new centers in South Korea, Taiwan and China.

Finesse IT Partners Inc., are based in Taipei, Taiwan; Vitals System Inc., are opening a new training facility in Suwon City, South Korea; and Watertek Information Technology have company headquarters in Beijing and training centers in Beijing, Shanghai and Shenzhen, China.

This significant expansion of the worldwide Approved Training Center network follows the recent announcement of two centers in Japan and opens the way to better direct support for all engineers designing ARM Powered(R) products in the Asia Pacific region.

"As more and more engineers are seeking targeted training in their own language, ARM is committed to providing the resource necessary to meet these needs," said Chris Shore, ATC Program manager. "The ARM community in the Asia Pacific region will benefit from the strengths these three companies bring to the program."

Vitals System Inc., are located in Suwon City and specialize in embedded Linux solutions on ARM platforms.

"We have been providing ARM technology design services to major companies in South Korea for some time," said Young Sun Kim, president of Vitals System Inc. "Joining the growing community of ARM training Partners enables us to improve the range of services we can offer our customers in Korea."

With the growing number of ARM technology Partners and ATAP(TM) Partners in Taiwan, it is clear that demand for training in this region will increase. Finesse IT Partners Inc., are a consultancy and training company based in Taipei and have worked with ARM as a training agent for some time.

"ARM technology is an increasingly important part of our market and we have welcomed this opportunity to join the ARM Training Center program," said Eric Chen, president of Finesse. "We already offer training in many of the application areas in which ARM is becoming more and more prevalent and joining the program enables us to expand the training we can offer to ARM core-based designers in Taiwan."

Watertek Information Technology, based in Beijing, is part of the rapidly growing hi-tech sector in China. Watertek is already a distributor for the ARM RealView(TM) development tools.

"It is important for us to be able to offer the best possible service to engineers working on ARM core-based designs in China," said Liu Ming, vice president at Watertek. "Partnering with ARM enables us to offer high-quality training to ensure that our customers are able to get their designs completed as efficiently as possible to reduce time-to-market."

Launched in mid-2001, the ARM Training Center program now numbers nine Partners, providing local training in six countries. All these companies work in close collaboration with ARM to ensure that the training they provide is of the highest quality.

About the ARM Training Center Program

The ATC program has been established to satisfy the growing demand for training in ARM technology for ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified, and equipped with ARM material and software tools, enabling them to provide high-quality, certified training into their own markets and regions.

ARM Training Center program Partners must go through a strict qualification process to become an ARM Approved Training Center. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All ATC Partners are continuously monitored to ensure that the quality of training remains high.

Existing ARM Approved Training Centers include Microconsult GmbH in Munich, Germany; Phoenix Technologies in Tel Aviv, Israel; Multi-Video Designs in Toulouse, France; Yokogawa Digital Computer Corp in Tokyo, Japan; Andor System Support Co in Tokyo, Japan.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.


                                     - ENDS -



ARM and ARM Powered are registered trademarks of ARM Limited. RealView and ATAP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                          Item 3

           UNDER EMBARGO UNTIL 10AM UK TIME, MONDAY, 20 JANUARY 2003



      ARM EXTENDS INTEGRATOR Board family WITH LAUNCH OF LOGIC TILE product

  Speeds development time through rapid prototyping of SoC and platform designs



CAMBRIDGE, UK - Jan. 20, 2003 -ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced the Integrator(TM) Logic Tile product, a new addition to its range of ARM(R) RealView(TM) hardware and software development tools. The Integrator/LT-XC2V6000 Logic Tile product is an Integrator board-compatible module that uses the latest high density, high-performance FPGAs to provide a rapid prototyping capability for SoC and platform developers enabling faster development time, and shortening time-to-market.

Utilizing the latest Xilinx VirtexII FPGAs, the Integrator/LT-XC2V6000 Logic Tile product has a high IO capability, due to higher density connectors than are used on Logic Modules, and is designed as a modular building block. This means that multiple Logic Tile products can be stacked to create large and complex system prototypes. Full compatibility with the established Integrator board product range is maintained through the use of the new Integrator/IM-LT1 Interface Module product. Integrator Logic Tile products may be used in conjunction with the earlier Integrator Logic Modules. The Logic Tile product offers 76 percent more Logic cells per module (76K Logic Cells per Tile), and higher inter-module interconnectivity (395 interconnect pins to tiles above and below).

As SoC designs continue to increase in size and complexity, verification becomes increasingly time-consuming. Prototyping designs in FPGA enables more comprehensive validation of a design than is practical in simulation, as well as development of software ahead of final silicon availability. The introduction of the Integrator Logic Tile product offers developers of firmware, software and hardware, a scalable SoC prototyping solution that is integrated with the ARM Integrator family of development boards.

The Logic Tile product helps developers build prototypes more quickly than point solution FPGA boards and more cost effectively than logic emulators. In addition, developers working with certain synthesizable ARM cores can use the Logic Tile product to implement ARM IP and connect it to logic emulation and simulation acceleration systems from third parties such as Mentor Meta and Cadence QuickTurn.

"The Integrator/LT-XC2V6000 Logic Tile product has extended the ARM logic emulation capability and enabled a new, simple prototyping approach for developers of ARM core-based solutions," said Mark Snook, Integrator engineering manager, ARM. "Building SoC prototypes with ARM Integrator boards removes the need for users to design their own FPGA prototyping boards for each project. The Integrator Logic Tile product, using Xilinx Virtex II FPGAs, enables designers to deliver secure FPGA prototypes of SoC and platform designs, due to encryption of the FPGA configuration information."

"Developers will benefit from the scalability of the tile design, where FPGA capacity can be increased by simply adding another Logic Tile product without the need for swapping FPGA or re-designing the board," said Duncan Bryan, Development Platform product manager, ARM.

Availability and Technical Details

The Integrator/LT-XC2V6000 Logic Tile product and the Integrator/IM-LT1 Interface Module product are available now. Further technical details can be found at: www.arm.com/devtools/Integrator_LT.

About Integrator Boards

The Integrator family, part of the ARM RealView suite of development tools, leverages ARM's unique experience in test chip technology to provide a range of flexible, high-performance development platforms that meet the needs of today's SoC developers. Consisting of a range of interconnecting modules including ARM test chip-based Core Modules, and uncommitted FGPA-based Logic Modules and the new Logic Tile product, the Integrator family provides the developer with a rapid prototyping environment that enables the integration of hardware and software IP such as the ARM PrimeCell(R) peripherals and associated drivers. The Integrator board reduces development times and increases levels of confidence in the final silicon by allowing early prototyping in and environment similar to the final system.

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analysing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:
o RealView compilation tools including a C and C++ compiler, assembler and linker - now available as a stand-alone package
o RealView debug solution made up of the RealView Debugger(TM)module, RealViewICE(TM)emulator and RealView Trace(TM)module
o    Boards and platforms including the industry-proven Integrator family

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

                                      ENDS

ARM and PrimeCell are registered trademarks of ARM Limited. RealView, RealView Debugger, RealViewICE, RealView Trace and Integrator are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq:
ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

                                                                          Item 4

           UNDER EMBARGO UNTIL 10AM UK TIME, TUESDAY, 21 JANUARY 2003


               SPREADTRUM LICENSES ARM CORE FOR WIRELESS SOLUTIONS


SUNNYVALE, CALIF., and CAMBRIDGE, UK - Jan. 21, 2003 - Spreadtrum Communications Inc., and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor technology, today announced that Spreadtrum has licensed the ARM7TDMI(R)microprocessor core.

This agreement will enable Spreadtrum to provide its customers with innovative and power-efficient solutions for wireless applications such as mobile phones, personal digital assistants (PDAs) and other mobile devices.

"ARM's advanced processor technology provides a strong foundation for Spreadtrum products such as our baseband ASIC SC6600 product and other software-based solutions. It enables us to implement our innovative system architecture design," says Dr. Ping Wu, president of Spreadtrum Communications. "By utilizing the industry-leading ARM7TDMI core, we can develop high performance, small die size, low-power consumption and very low-cost total system solutions that address the needs of wireless equipment manufacturers and mobile terminal vendors. We look forward to enhancing our integrated circuit solutions for next-generation wireless terminals with ARM's core technologies."

Spreadtrum's SC6600 product is a highly integrated GSM/GPRS single baseband system containing all baseband digital signal processing, analog processing, power management, power amplifier controller and the peripheral circuitries. It is designed as a single chip solution in 0.18um mixed-signal CMOS technology, with 180pin LFBGA package to achieve higher performance and lower system cost.

"This agreement further demonstrates the industry's acceptance of the ARM(R) core as a de facto standard for wireless applications," said Oliver Gunasekara, director, Wireless, ARM. "Spreadtrum's decision to integrate the ARM architecture into its leading-edge wireless communication solution will enable them to provide a low-power single chip baseband solution."

Spreadtrum is a novice and innovative total wireless solution company, not only providing baseband chipsets, but also software protocol stacks, and completed total wireless solutions for mobile devices. In addition, Spreadtrum offers a Microsoft(R) Windows(R) technology-based Software Development Platform (SDP) as well as sets of production tools to provide the maximum flexibility and fast time-to-market to customers.

The ARM7TDMI core is a very small, high-performance and power-efficient 32-bit RISC processor. It includes the 16-bit Thumb(R) code compression extensions, advanced Embedded-ICE(R) on-chip debug and support for the ARM real-time embedded trace technology with the ETM7(TM) macrocell. The ARM7TDMI core is an ideal solution for ASIC integration.

About Spreadtrum Communications

Spreadtrum Communication Inc. is a top fabless semiconductor company developing and marketing innovative digital wireless communications products. The company provides 2.5G, 3G base band chip set, software protocol stack, software development platform, and total solution for wireless equipment manufactures, mobile terminal vendors, and semiconductor companies. Spreadtrum leverages its expertise in mix signal design, software and software application, and wireless data communication to deliver customers with high performance, low power consumption, cost effective, and flexible and highly integrated turn-key solutions. More information about Spreadtrum can be found on its website at http://www.spreadtrum.com.


About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.


                                      ENDS


Spreadtrum is a registered trademark and SC6600 is a trademark of Spreadtrum Communications Inc. All other brand or product names are trademarks or registered trademarks of their respective holders.

ARM, ARM7TDMI and Embedded-ICE are registered trademarks of ARM Limited. ETM7 is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:
ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.


For more information, contact:

Yan Zhao                                        Michelle Spencer
VP Business Development                         ARM
Spreadtrum Communications Inc.                  Tel: +44 1628 427780.
Tel: (408) 735-8126 x 124                       Email: michelle. Spencer@arm.com
email:yan.zhao@spreadtrum.com